08033122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 2 6 2008

Washington, DC 110

SEC FILE NUMBER
8-13657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 AND ENDING September 30, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Hoefer & Arnett, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne (312) 655-2710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
DENNIS J CYRWUS
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/19/09

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition Report
September 30, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d)
under the Securities and Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 – 9

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries (collectively, the "Company") as of September 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 14, 2008

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2008

Assets		
Cash and cash equivalents	$	1,544,930
Cash and cash equivalents at clearing broker		657,432
Receivable from broker-dealers		6,266,126
Securities owned, at fair value		1,082,249
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $2,551,791		1,361,081
Other receivables		1,387,840
Current tax assets		1,720,928
Investments, at fair value		2,990,357
Other assets		1,396,615
Total assets	$	18,407,558
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,200,169
Securities sold, not yet purchased, at fair value		110,512
Total liabilities		3,310,681
Liabilities Subordinated to Claims of General Creditors		4,000,000
Stockholders' Equity		
Preferred stock, $100 par value; 100 shares authorized, issued and outstanding		10,000
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 316 shares		23,500
Additional paid-in capital		6,277,619
Retained earnings		8,743,320
Less stock in treasury, at cost (154 shares)		(3,957,562)
		11,096,877
Total liabilities and stockholders' equity	$	18,407,558

The accompanying notes are an integral part of the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company has two wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for three limited partnerships that invest in securities of financial institutions, and Howe Barnes Capital Management, Inc., which is a registered investment advisor with the SEC.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, and Howe Barnes Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Underwriting and investment banking revenue are recognized as earned. Advisory fees are based on predetermined percentages of the market values of the underlying portfolios and are recognized as revenues as the related services are performed. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense are recognized on the accrual basis.

Cash and cash equivalents: Cash and cash equivalents include cash and money market investments. Cash equivalents are highly liquid investments with less than 90 days to maturity at time of purchase.

Securities and investments: The Company has various long-term investments that consist of marketable and sometimes restricted equity securities in addition to limited partnership and private placement investments. Equity securities are either valued at the last reported sales price or bid on the exchange or quotation system on which the securities are principally traded on the last trading day of the period, or if not publicly traded, valued at cost, which approximates fair value. The investments in limited partnerships and private placements are valued using the equity method of accounting under which the net income (loss) of the partnerships and private placements are recognized in the Company's consolidated statement of operations within unrealized loss on investments.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its potential effects on the financial position, results from operations and cash flows. On November 3, 2008, the FASB issued a FASB Staff Position (FSP) that proposes the effective date of FIN 48 for non-public entities would be further delayed by one year. The FASB expects to finalize and issue this FSP in the first quarter of 2009.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard clarifies the definition of fair value for financial reporting, established a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is evaluating the implications of SFAS 157 and its potential effects on the financial position, results from operations and cash flows.

In March 2008, the FASB released Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended September 30, 2010. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial position, results from operations and cash flows.

Reclassification: Certain balances at September 30, 2007, have been reclassified to conform to the current year presentation with no effect on results from operations.

Note 2. Receivable From Broker-Dealers

At September 30, 2008, receivable from broker-dealers consists of cash and commission receivable totaling $6,266,126.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash and cash equivalents at clearing broker in the consolidated statement of financial condition.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts which approximate fair value

Securities owned and sold, not yet purchased, comprised of equity securities, are $1,082,249 and $110,512, respectively, at September 30, 2008.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2008, consist of:

Furniture and equipment	$ 3,197,930
Leasehold improvements	714,942
Accumulated depreciation and amortization	(2,551,791)
	$ 1,361,081

Note 5. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordinated agreements at September 30, 2008, represent a revolving subordinated loan with a financial institution with a $4,000,000 limit. Interest is charged at the national prime rate plus 1.5%. As of September 30, 2008, the total available balance of the loan is being utilized at an interest rate of 6.5%. The current instrument matures on November 30, 2009.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 7. Stock-Based Compensation Plans

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors could grant stock options to officers and key employees. The Stock Option Plan authorized grants of options to purchase up to 100 shares of authorized but unissued common stock or treasury stock. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

During the year ended September 30, 2005, the Company chose to account for stock-based employee compensation in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123*, using the prospective method. The prospective method recognizes employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied. The fair value based method was used to determine the amount of compensation cost the Company recorded for the year ended September 30, 2008. Fair value was determined by taking the monthly net book value of the Company's common stock less the average strike price of the remaining options outstanding. The amount derived from that calculation was multiplied by the remaining monthly options outstanding to arrive at the total compensation expense (income) incurred by the Company for the year ended September 30, 2008.

In March 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted.

Stock option activity during the year is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at September 30, 2007	16.70	$ 17,489
Granted	-	
Exercised	(3.00)	17,463
Forfeited or terminated	(7.50)	17,459
Expired	-	
Balance at September 30, 2008	6.20	19,188

At September 30, 2008, the remaining contractual life of outstanding options is either one or two years as determined by the initial grant date.

Note 8. Income Taxes

The tax effect of temporary differences related to depreciation and other items gave rise to a net deferred tax asset of approximately $653,000, which is included in other assets within the consolidated statement of financial condition.

Note 9. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire at various dates through January 2015, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:		
2009	$	1,252,911
2010		1,214,060
2011		1,206,250
2012		1,155,457
2013		878,068
2014 and thereafter		802,990
	$	6,509,736

The Company had received abatements of rent on its office facilities leases which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2008, included in accounts payable and accrued expenses is $533,782 related to the aforementioned deferred rent.

The Company has subleased the Los Angeles premises that was used by the legacy Hoefer & Arnett, Inc. discontinued fixed income business unit. The minimum rental commitment amounts included in the table above have not been reduced by the minimum rentals totaling $921,000 which are to be received in the future under the sublease. The sublease expires on January 31, 2015.

At September 30, 2008, the Company had a letter of credit for $300,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by a money market account and matures on June 30, 2010.

The terms of the Company's preferred stock provide if the agreement between the Company and the preferred shareholder is terminated or the Company is sold, the preferred shareholder has the option to require the Company to purchase its interest in the preferred stock at book value within 25 days of the termination of the agreement or sale of the Company, unless the purchase would violate the net capital rules of the SEC.

In conjunction with the August 1, 2006 merger agreement, contingent payments payable over a three-year period may be required to be paid based upon meeting certain specified provisions of the agreement.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

The Company has committed to fund $225,000 to one limited partnership. This commitment is contingent upon the General Partner of this investment issuing future capital calls as funds are needed for acquisitions. If the Company fails to pay a capital call when due, the Company may lose certain rights to receive further distributions from this investment. The Company could also be subject to repurchase of its interest or suit for damages and attorney fees.

Note 9. Commitments and Contingent Liabilities (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 10. Related Party Transactions

One of the Company's subsidiaries, HBI Investment Funds, LLC, is general partner to three limited partnerships, of which the Company and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling approximately $980,000 and $427,000, respectively, at September 30, 2008. The general partner is required to maintain its initial contribution of one percent of the original limited partner commitments within each partnership.

The Company refers and generates business for an entity that is a preferred shareholder in the Company.

Note 11. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2008. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2008, the Company had net capital of $5,225,152, which was $4,225,152 in excess of its required net capital of $1,000,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.

END